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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------
                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Final Amendment)

                               MOTIENT CORPORATION
                   (Name of Subject Company and Person Filing)

                        OPTIONS TO PURCHASE COMMON STOCK,
      PAR VALUE $.01 PER SHARE, HAVING AN EXERCISE PRICE OF $23.50 OR MORE
                         (Title of Class of Securities)

                                   619908 10 6
                      (CUSIP Number of Class of Securities)

                                David H. Engvall
                  Vice President, General Counsel and Secretary
                            10802 Parkridge Boulevard
                           Reston, Virginia 20191-5416
                                 (703) 758-6000
                  (Name, address and telephone number of person
                        authorized to receive notices and
                         communications on behalf of the
                           person(s) filing statement)

                                 With a copy to:
                                Alan L. Dye, Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                           Washington, D.C. 20004-1109
                                 (202) 637-5600

                            CALCULATION OF FILING FEE
                   Transaction Valuation* Amount of Filing Fee
--------------------------------------------------------------------------------
     $982,196                                                      $196.44 **
*Calculated solely for purposes of determining the filing fee in accordance with
Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumed the purchase of all options for which this offer was made. **Previously Paid.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:    $196.44        Filing party:     Motient Corporation
Form or registration No.:  Schedule TO    Date filed:       August 27, 2001

[]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

This Final Amendment to the Tender Offer Statement on Schedule TO reports the final results of the offer (the "Offer") by Motient Corporation, a Delaware corporation (the "Company"), to purchase from its employees, directors and one former employee, all outstanding options to purchase shares of its common stock, par value $.01 per share, for shares of Restricted Stock, as defined in the Offer to Exchange dated August 27, 2001 (the "Offer to Exchange"), upon the terms and subject to the conditions set forth in the Offer to Exchange and the related Letter of Transmittal. The Offer expired on September 25, 2001. The Company has accepted for purchase options exercisable for 4,354,132 shares of its common stock. The Company will issue a total of 3,265,716 shares of Restricted Stock in exchange for the tendered options. The Company will promptly send each option holder whose options have been accepted for exchange a restricted stock agreement for the corresponding number of shares of Restricted Stock that the option holder will receive.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to the Schedule TO is true, complete and correct.

                                     MOTIENT CORPORATION


                                     by:  /s/  David H. Engvall
                                          David H. Engvall
                                          Vice President and General Counsel

Dated: October 4, 2001